NEWS RELEASE

August 9, 2017

Nevsun Announces Q2 Financial Results,
Strategic Update and Annual Reserves

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT: NSU) (Nevsun or the Company) today announced its financial results for Q2 2017 and key strategic and capital allocation updates to its core assets, the high-grade Timok Upper Zone copper-gold project in Serbia and the cash producing Bisha mine in Eritrea.  Nevsun’s recently appointed President and CEO, Peter Kukielski, has completed a comprehensive strategic review which included several trips to Serbia and Eritrea.

Peter Kukielski commented, “Nevsun’s mission, and the reason I joined the Company, is to build a strong, multi-mine mid-tier mining company, delivering shared prosperity to all stakeholders.  With great people, strong assets and a clean balance sheet the Company is well positioned to deliver that vision.  In getting to know the business I have been pleased to meet the teams we have on the ground and to witness the strong support we enjoy from our local governments and other stakeholders.”

Mr. Kukielski continued, “To ensure we properly evaluate optimization opportunities and increase the level of front end engineering at Timok, we will now complete the Preliminary Feasibility Study (“PFS”) in Q1 2018. We will provide the market with an interim update via an updated Preliminary Economic Assessment (“PEA”) in October 2017. The additional time spent on the PFS will reduce the time needed for a Feasibility Study, and we therefore continue to maintain our target for production in 2021. We are also required to make tough capital allocation decisions across the business. We have decided to only fund the capital for a four year open pit at Bisha.  With additional capital, deeper material remains economic and we are working with the State of Eritrea to assess reserve increase options. Overall, the Company is in a stronger position to fund Timok with cash flow from Bisha and cash of $171 million on the balance sheet.”

Highlights

  Peter Kukielski appointed President and CEO on May 12, 2017
  Decided to publish an updated Timok PEA in October 2017
  Revised Timok PFS timeline to Q1 2018
  Timok remains on-track for 2021 production with decline construction commencing in Q4 2017
  Decided to invest $24 million in capital in a four year open pit at Bisha (all funded from operating cash flow)
  Ended period with cash and cash equivalents of $171 million
  Sold 34.3 million payable pounds of zinc in zinc concentrate at C1 cash costs(1) of $0.92 per payable pound sold
  Sold 7.7 million payable pounds of copper in copper concentrate at C1 cash costs(1) of $1.59 per payable pound sold
  Recorded a $70 million non-cash, pre-tax write-down of long term stockpiles and mobile equipment

Timok Project Review

	Q2 2017	Q1 2017	Q4 2016	Q3 2016
Spending – Upper Zone	$6,314	$7,668	$5,924	$2,785
Spending – Lower Zone	5,781	2,914	2,022	1,013

The Company has spent $14 million to date in 2017 on Upper Zone activities, and expects that the PFS will be achieved within the $40 million budget despite the extended timeline. Key milestones achieved to date in 2017 include the completion of all planned infill drilling (30,000 metres) and the advancement of key technical mining, metallurgical and environmental studies. The Company is on track to commence decline development in Q4 2017, with permitting well advanced, and the contract tendering process on schedule.

The Company has recently commenced a 10,000 metre drilling program to search for additional nearby, high grade Upper Zone type deposits, with two rigs actively drilling at June 30.

The Company has spent $9 million to date in 2017 (cumulative $12 million from June 2016) on the Lower Zone drilling program. The Company has drilled 29,000 metres to date, and is targeting another 16,000 metres of Lower Zone drilling in 2017, with eleven rigs actively drilling at June 30.

Financial Review

	Q2 2017	Q1 2017	Q4 2016	Q3 2016
Revenue (millions)	$66.1	$71.6	$36.2	$22.9
Operating income (loss) (millions)	(65.1)	11.7	(4.9)	17.5
Net income (loss) (millions)	(70.2)	2.9	(8.5)	6.0
Working capital (millions)	171.1	190.3	201.1	206.9

Copper price realized, per payable pound sold	$2.65	$-	$-	$2.10
C1 cash cost per payable copper pound sold(1)	1.59	-	-	0.72

Zinc price realized, per payable pound sold	1.16	1.28	1.17	-
C1 cash cost per payable zinc pound sold(1)	0.92	0.89	1.06	-
(1)	C1 cash cost per pound is a non-GAAP measure – see the MD&A for discussion of non-GAAP measures and cash costs.

Q2 operating results were pre-released.  See the news release from July 13, 2017 for operating details and commentary.

Changes to 2017 Outlook and Guidance

  Deliver an updated Timok PEA in October 2017
  Deliver Timok PFS in Q1 2018 (previously September 2017)
  Produce 190 to 210 million pounds of zinc (previously 200 to 230)
  Zinc cash cost $0.70 to $0.90 per payable pound sold (no change)
  Produce 20 to 30 million pounds of copper (previously 10 to 20)
  Copper cash cost $1.55 to $1.75 per payable pound sold (previously $0.90 to $1.10)
  Monetize 15,000 gold equivalent ounces from stockpiles (previously 10,000)
  Capital investment of $104 million (previously $88 million)

Revised production guidance reflects the fact that Bisha no longer produces bulk zinc concentrate and copper concentrate has been produced every month since February 2017 with improved recoveries.  Cash cost changes reflect mix in copper vs zinc (hence different allocation of costs) as well as higher than anticipated mining costs.

  Revised 2017 capital spending guidance is as follows:
  Timok Upper Zone decreased to $40 from $45 million;
  Timok Lower Zone decreased to $14 from $17 million due to slower than planned drilling;
  Timok Upper Zone greenfield exploration commenced with additional $4 million budget as announced April 20, 2017;
  Bisha sustaining capital increased to $41 million from $17 million primarily to acquire new heavy mining equipment; and
  Bisha regional exploration spending remained unchanged at $9 million for 2017.

Bisha Reserve Estimate

Bisha and Harena proven and probable primary ore reserves as of December 31, 2016 declined to 9.6 million tonnes at 6.16 percent zinc, 1.05 percent copper, 0.69 g/t gold and 44.9 g/t silver. See Appendix of this release for complete table and assumptions. At a processing rate of 2.4 million tonnes per annum, the Bisha operation now has a reserve mine life to mid-2021, down from approximately 8 years at the last reserve estimate.  The decrease is due to the decision to mine a smaller pit at Bisha. A larger capital investment to mine a larger pit was considered, however, the Company determined that on a risk-adjusted basis this alternative was not the most prudent allocation of capital at this time.

The new technical report assumes 70% recovery of copper to copper concentrate and 77% recovery of zinc to zinc concentrate, down from the previous reserve estimate of 85% and 80% respectively. These levels are the best current estimate of long-term recoveries for processing Bisha primary ore.  We expect to achieve the new recoveries in 2018 and have retained a leading metallurgical expert full time to drive continued improvement at Bisha.

The Company has allocated an additional $24 million of sustaining capital in 2017, primarily for the acquisition of new heavy mining equipment.  This additional capital provides a robust return on investment while de-risking mining and processing of the above reserve.

For more details, please refer to the NI 43-101 technical report supporting this reserve and the resources reported in February 2017 filed on SEDAR, EDGAR and the Company’s website.

Bisha and Harena Underground Studies

Bisha has approximately 28 million tonnes of measured and indicated mineral resources and 31 million tonnes of inferred mineral resources within 20 kilometres of the existing mill.  While results of both the Harena and Bisha underground scoping studies were marginal, converting regional resources into reserves remains a long term objective.

For more detail on the underground scoping work, please refer to Section 24 of the NI 43-101 technical report supporting this reserve and the resources reported in February 2017 filed on SEDAR, EDGAR and the Company’s website.

Q2 2017 Results Conference Call and Webcast Details

The Company will hold a conference call and webcast on Thursday, August 10, 2017, at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the Q2 2017 results.

Conference Call:

Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413
UK: 0800 652 2435 (toll free)
Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay by phone until Thursday, August 17, 2017, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 458226 #.

Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.nevsun.com or by clicking https://event.on24.com/wcc/r/1462194/D71E5CD15383FD33589C096AF55F0D0E

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60% owner of the Timok Lower Zone in Serbia. Nevsun generates cashflow from its 60% owned copper-zinc Bisha Mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

Qualified Persons Statement

The information in this report that relates to mineral reserves was prepared by Anoush Ebrahimi P. Eng. of SRK Consulting (Canada) Inc.

Peter Manojlovic, P.Geo., and Frazer Bourchier, P.Eng., are Nevsun's designated Qualified Persons and have reviewed and approved the contents of this press release.

A Quality Assurance/Quality Control program was part of the sampling program for the Bisha work. Certified reference material (standards), duplicates and blank samples are systematically inserted into the flow of drill samples and results analyzed on a batch by batch basis. This program includes a chain of custody whereby diamond drill core samples are initially crushed and sub-sampled at the Bisha Mine sample preparation facility and pulverized and analyzed by Genalysis in Perth, Australia. Multi-element analysis is completed using ICP-AES methods; gold is analyzed by fire assay with AAS finish. Reverse circulation drill samples are processed at the Bisha Mine on-site laboratory, which is a member of the SGS group. Multi-element analysis is completed using ICP-OES methods with gold also analyzed by fire assay.

Cautionary Notes to Investors - Resource and Reserve Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral resource estimates of the Company disclosed or incorporated by reference in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates in our Annual Information Form.

The Company uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the "SEC") and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources planned production, capital investment, production costs, deliverables and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities, or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the timing and success of improving the quality of the copper circuit product by resolving the metallurgical challenges from the variable ore materials being processed to produce concentrate from the copper circuit; (x) the effect on resource or reserve estimates due to the possible inability to resolve the metallurgical challenges on the variable ore materials being processed on a timely basis or at all; and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2016, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2016, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com

Mineral Reserve statement for Bisha Main and Harena deposits, Eritrea, effective 31 December 2016

Category	Quantity (000’s t)	Grade				Contained Metal
		(% Zn)	(% Cu)	(g/t Au)	(g/t Ag)	'000 lbs Zn	'000 lbs Cu	'000 Ozs Au	'000 Ozs Ag
Proven
Supergene	12		2.57	0.71	17		675		7
Primary	1,047	7.43	1.05	0.76	46	171,583	24,248	26	1,535
Total Proven	1,059					171,583	24,923	26	1,541
Probable
Supergene
Primary	8,532	6.00	1.05	0.68	45	1,128,788	196,688	186	12,293
Total Probable	8,532					1,128,788	196,688	186	12,293
Total Reserve (P&P)
Supergene	12		2.57	0.71	17		675		7
Primary	9,579	6.16	1.05	0.69	45	1,300,371	220,936	212	13,827
Total	9,591					1,300,371	221,611	212	13,834

Notes to be read in conjunction with the Mineral Reserve tables:

(1)	NSR cut-off ($US/t): Supergene ore $39.12 and Primary ore, $37.22 at Bisha Main, and $39.78 at Harena. Mineral Reserves are defined within a mine plan, with phase designs guided by Lerch-Grossman (LG) Pit Shells, generated using commodity prices for copper, zinc, gold and silver of $2.70/lb, $1.00/lb, $1,200/oz, $18.00/oz respectively. The reference mining cost was $2.27/t, plus $0.015/t/5 m bench for ore and waste below reference elevations of 540 m amsl for Bisha Main. The total ore-based cost (process, G&A, stockpile and rehandle) is $39.12/t for supergene and $37.22/t primary ores. Harena ore-based costs include an additional $2.56/t overland ore haulage cost. Overall pit slopes varied from 38˚ to 44˚ for Bisha Main and from 29˚ to 36˚ for Harena.
(2)	Economic values for multi-metal, multi zones were modelled using Net Smelter Return values. Each block NSR value was calculated using diluted grades, commodity prices, recoveries and appropriate smelter terms and downstream costs. Metallurgical recoveries, supported by metallurgical testwork, were applied as follows:
a.	Bisha Main Supergene zone: Two concentrates are produced from primary ore, copper and zinc concentrates. For copper concentre recoveries of 70%, 15% and 27% were applied for copper, gold and silver respectively. For zinc concentrate a 77% recovery has been applied to zinc.
b.	Copper concentrate grade is 20%.
c.	Zinc concentrate grade is 50%
d.	Harena primary zone: recoveries to copper concentrate of 85%, 36% and 29% were applied for copper, gold and silver respectively. A zinc recovery to zinc concentrate of 85% was applied.
(3)	Mineral Reserves are reported within Bisha Main and Harena ultimate pit designs, using NSR block grade, where the marginal cut- off is the total ore based cost stated above. Tonnages are rounded to the nearest 1,000 tonnes. Grades for contained metals are rounded to two decimal places.
(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(5)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.
(6)	The life of mine strip ratios (by weight) for Bisha Main and Harena are 7.1:1 and 7.2:1 respectively.
(7)	0.5 m "skin" of dilution is applied at ore/waste contacts.
(8)	2% mining losses adjustments are made.
(9)	The end of December 2016 topography was used for this calculation.